CE SOFTWARE HOLDINGS, INC.

                              1998 ANNUAL REPORT

FINANCIAL OVERVIEW.......................................  1

LETTER TO STOCKHOLDERS...................................  2

PRODUCT OVERVIEW.........................................  4

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........  6

INDEPENDENT AUDITORS' REPORT............................. 10

CONSOLIDATED BALANCE SHEETS.............................. 11

CONSOLIDATED STATEMENTS OF OPERATIONS.................... 12

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.......... 13

CONSOLIDATED STATEMENTS OF CASH FLOWS.................... 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS................16

MARKET FOR REGISTRANT'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS.......................... 23

OFFICERS AND DIRECTORS................................... 24

STOCKHOLDER INFORMATION.................................. 25

FINANCIAL OVERVIEW


                                                       Year ended September 30, 1998
---------------------------------------------------------------------------------------------
Statements of Operations - Quarterly Results     1st Qtr    2nd Qtr    3rd Qtr    4th Qtr
---------------------------------------------------------------------------------------------
 (Amounts in thousands, except per share data)
  Net revenues                                    $1,223      1,288       905         941
  Operating expenses                               1,344      1,289       962         969
  Net earnings (loss)                               (393)      (265)     (261)      4,610
  Basic earnings (loss) per share                   (.36)      (.24)     (.24)       4.21


                                                           Years ended September 30,
---------------------------------------------------------------------------------------------
Statements of Operations Data                          1998            1997             1996
---------------------------------------------------------------------------------------------
 (Amounts in thousands, except per share data)
  Net revenues                                       $4,357           7,056           10,438
  Earnings (loss) before income taxes                 4,422          (1,310)          (1,409)
  Net earnings (loss)                                 3,691          (1,310)          (1,399)
  Basic earnings (loss) per share                      3.37           (1.19)           (1.22)
  Shares used to compute basic
      per share data                                  1,096           1,105            1,149


                                                              As of September 30,
---------------------------------------------------------------------------------------------
Balance Sheet Data                                   1998             1997             1996
---------------------------------------------------------------------------------------------
 (Amounts in thousands)
  Cash, cash equivalents, and investments          $6,989            1,945            1,863
  Current assets                                    8,114            4,104            5,381
  Total assets                                     10,462            6,773            8,970
  Long-term debt                                      343              834              878
  Stockholders' equity                              8,613            4,994            6,451


                                                              As of September 30,
---------------------------------------------------------------------------------------------
Company Data                                       1998             1997             1996
---------------------------------------------------------------------------------------------
  Total employees                                   45               68               94
  Total full-time equivalent employees              40               65               92


LETTER TO STOCKHOLDERS

The past year proved an interesting one for CE Software. We faced the problem of E-mail becoming a commodity, felt the effects of financial upheaval in Asia, derived a substantial benefit from the sale of our interest in a high-tech startup, and charted a new course for our products and our company.

QuickMail Office continues to provide small to mid-sized businesses with a strong E-mail solution. However, the entire E-mail marketplace has faced unrelenting pressure from free or nearly free E-mail products. (For a complete description of all of CE Software's products, please see the next section.) Larger competitors like Microsoft as well as developers of free software have flooded the E-mail market with commodity-priced software products, reducing CE Software's overall opportunity to grow its QuickMail business.

Recognizing these market trends, we have focused our QuickMail development efforts on providing the best, most comprehensive business-quality communication solution for small to medium-sized companies. Further, our plans for a major upgrade to QuickMail Office in the first half of 1999 hold the promise of continued solid revenues for the year.

The financial crisis in Japan had a negative impact on countless companies this year, and CE Software was not spared from its effects. Due to the dismal financial climate in Japan, purchases of our software products fell dramatically beginning in the winter of 1997-98. Traditionally a strong market for CE Software's products, Japan had contributed over $580,000 in sales in fiscal year
97. In fiscal year 98, the total contribution fell to merely $50,000, less than a tenth of the previous year.

The marked change in sales to Japan placed a significant burden on our other sales and distribution channels to make up the shortfall. Unfortunately, the challenge proved too great and overall revenues dropped. Because the situation in Japan shows no obvious signs of change in the near future, we do not expect significant revenue from sales in that country for at least a year.

Fortunately, there is also positive financial news from the past year to report. In July, CE Software benefited from the sale of its ownership in Relevance Technologies, a company founded in 1996 by CE Software and former president Ford Goodman. When Pleasanton, Calif.-based Documentum purchased Relevance Technologies, we received $6.2 million in cash and stock for our stake in the startup company.

Due in part to this event, our cash, short-term equivalents and investments grew to $7.0 million, a $5.1 million increase compared with $1.9 million a year ago. Our earnings per share rose to $3.37 from ($1.19) in 1997. In addition, long-term debt was reduced during the year and, as a consequence, we enter
1999 with a solid balance sheet and ample resources to support new product strategies centered around the QuicKeys product line.

QuicKeys is our widely known and highly esteemed automation utility software. After eleven years of developing and marketing QuicKeys for Apple's Mac OS, we launched a version of the product for Microsoft Windows 95/98 and NT in November of 1998. QuicKeys for Windows brings our award-winning system Automation software to the 160 million-strong and growing Windows market.

Customer feedback about the lack of a QuicKeys equivalent on the Windows platform prompted our development efforts, and the apparent dearth of strong competition in this market segment gave further impetus to the project. Early customer, press, and computer-industry response to QuicKeys for Windows has been quite promising. We are optimistic that we will be able to grow the customer base and revenues associated with this product in the coming year.

The recent release of the single-user, "retail" version of QuicKeys for Windows represents only the first step in our long-term plan to provide a wide range of automation solutions for a variety of professions and industries that rely on PCs to get work done. Our engineering team is hard at work on a new version of QuicKeys that allows a single person to solve company- or industry-specific problems with QuicKeys automation then share those solutions with the entire organization or workgroup via the network. "QuicKeys for Workgroups," as we call this new product, helps customers easily and efficiently deploy and maintain multiple copies of QuicKeys, making the product's benefits available to a larger group at a lower cost of ownership.

In addition, QuicKeys for Windows can easily be adapted to meet the needs of Original Equipment Manufacturers (OEMs) of hardware and software who license QuicKeys technology to add value to their own products. Such a QuicKeys technology-licensing program will be an important engine of revenue and growth for our company in the coming year and beyond.

Finally, 1999 will also see a major upgrade to our QuicKeys for Apple's Mac OS product. This new version will help generate increased revenue through upgrades sold to existing customers and the acquisition of new customers.

In summary, CE Software enters 1999 with new strategic directions, new product offerings and exceptional financial health. Despite worrisome developments in the E-mail marketplace and the consequences of international economic turmoil, I am optimistic that our strategic plans both support the needs of current customers and chart a path for our company's growth and profitability.

Innovative new products and bold new directions are essential for success in the computer software industry. With solid financial backing and the dedication of our talented staff, I am confident we have the right ingredients for product and financial success in 1999.

I want to thank you for your support of CE Software, and I invite you to join in the excitement as we once again set industry standards for time- and labor-saving automation on the Mac OS and Windows platforms.

Cordially,

/s/Christian F. Gurney

Christian F. Gurney
President and Chief Executive Officer
CE Software, Inc.

PRODUCT OVERVIEW

QuicKeys for Windows

------------     QuicKeys for Windows, our latest product, is revolutionary new
|          |     automation software designed to save time and boost
|  photo   |     productivity for anyone who counts on a PC to get work done.
|          |     QuicKeys takes the "busywork" out of computing by automating
|   of     |     hundreds of time-consuming tasks - like opening programs,
|          |     typing E-mail addresses, finding files, and much more.  Plus,
|   box    |     QuicKeys'handy hot keys and custom toolbars put automation
------------     right at the users' fingertips - no matter what program they're using.

"could be the    QuicKeys also makes longer, more complicated tasks - like
 biggest         compressing and sending a few files via E-mail - a breeze.
 Timesaver       QuicKeys simply records the keystrokes and mouse-clicks
 you ever put    involved in the task then plays them back, quickly and
 on your PC..."  accurately, whenever the user presses the hot key or clicks the toolbar button designated for that task.
  London
  Sunday Times   Released in November 1998, QuicKeys is already taking the
                 industry by storm.  Computer expert and syndicated columnist
                 Don Crabb gave QuicKeys 9 1/2 of 10 points in a Chicago
                 Sun-Times review, Newsweek.com and the London Sunday Times recommended the product to readers, and the Software Publishers
                 Association voted it a finalist for the annual Excellence in Software or (Codie) Awards.


QuicKeys for Mac OS & Instant QuicKeys

------------     Leading the industry in desktop productivity for more than
|          |     twelve years now, QuicKeys for Mac OS will see a major upgrade
|  photo   |     during the first half of 1999.  QuicKeys users worldwide can
|          |     look forward to a dozen new features, enhanced toolbars, an
|   in     |     updated interface and complete interoperability with the
|          |     next-generation Mac OS, version 8.5.
|   box    |
------------     New in 1998, Instant QuicKeys is a slightly leaner, lower-cost version of QuicKeys tailored for non-experts who want a
"QuicKeys is     fast and easy way to automate their Macs.  Instant QuicKeys
still one of     creates keyboard shortcuts - or hot keys - that automatically
my favorite      launch applications, type text, choose printers, and perform
utilities."      many other common computer tasks.  Plus, Instant QuicKeys'
                 simplified interface and extensive setup wizards have
Bob LeVitus,     users saving time within minutes.
author of
Mac OS 8         In fact, we've made automation so easy that other software
for Dummies      and hardware vendors are looking to Instant QuicKeys to
                 add value to their own products. Leading computer peripheral manufacturer Kensington, for example, ships a copy of Instant
                 QuicKeys with each keyboard, mouse or trackball it sells.



NOVEMBER 1997     DECEMBER 1997  JANUARY 1998         FEBRUARY 1998     MARCH 1998  APRIL 1998 MAY 1998
QuicKeys for Mac                 Tools for             QuickMail Office QuicKeys               Instant
OS 3.5.2r1 ships;                combating             reviewed         PowerPak               QuicKeys for
QuicKeys                         unsolicited E-mail    in Macworld      1.0 ships              Mac OS ships
now fully                        added to QuickMail
compatible                       Office; version       QuickConference                         French
with Mac OS 8                    1.0.2 for Mac OS      IP 1.0 ships                            version of
                                 and version 1.5 for   later sold                              QuicKeys Mac
QuickMail Office                 Windows ship          (to Prairie Group)                      OS 3.5.2 Earns "Very Good" ships
rating in                        German version        Swedish version
NetProfessional                  of QuicKeys Mac       of QuicKeys
review                           OS 3.5.2 ships        Mac OS 3.5.2
                                                       ships
QuickMail Office
Reviewed in
Computer Shopper,
ZD Internet

Regis McKenna,
father of
high-tech
marketing,
promotes QuickMail
Pro in BusinessWeek
article


QuicKeys Office, QuickMail Pro & QuickMail Pro Server.

E-mail remains a vital means of communication for organizations    ------------
of all sizes.  But while the large corporation can afford          |   PHOTO  |
full-time technical staff to maintain its E-mail system, smaller   |          |
businesses don't often have that luxury.  Instead, they must       |    IN    |
rely on the E-mail software itself to be easy to setup,            |          |
use and maintain.                                                  |    BOX   |
                                                                   |          |
That's the promise of QuickMail Office, the first and only         ------------
all-in-one-box Internet and interoffice E-mail package for
small to mid-sized businesses on the market today.  QuickMail    "An easy-to-use
Office ships standard with easy-to-use QuickMail Pro client       e-mail
software and low-maintenance QuickMail Pro Server software on     bundle...
the customer's platform of choice, Mac OS or Windows.  This       a great
unique, "all-inclusive" approach to E-mail provides QuickMail     solution"
customers with a convenient single source - CE Software - for     MacWorld
all the information, software, training and technical support they need to keep E-mail running smoothly.

CE Software's innovation in E-mail continues with upcoming release of much-anticipated upgrades to QuickMail Office and QuickMail Pro. Available in the first half of 1999, version
2.0 adds a brand-new look, an expanded address book and server-side mail-management rules to QuickMail's legendary ease-of-use and powerful feature set.


QuickMail Pro Directory System & Mail Directory System for Mac OS

For years, large companies have known about the   ------------    "Fast and
benefits of Directory services: quick and easy    | PHOTO    |     powerful...
access to up-to-date contact information for      |   OF     |     a truly
customers, employees and partners.  Today, CE     |  LOGO    |     valuable
Software brings the power of directories to       ------------     piece of
smaller organizations with two new products:                       software"
the QuickMail Pro Directory System and the
Mail Directory System for Mac OS.                                  George Gould
                                                                   Callaway
Working alongside popular Mac OS E-mail servers,                   Cars, Inc.
the directories create and maintain a comprehensive database of information such as phone and fax numbers and E-mail addresses. Everyone in the organization, plus selected outside parties, can access the database right from their favorite Internet E-mail program.

Further, the directory automatically scans messages that pass through the E-mail server and uses the contact information in the to update the database, guaranteeing users to get the most current information possible. With this powerful directory at their fingertips, users can locate a lost phone number or forgotten E-mail address in seconds, saving time and increasing the accuracy of their business communication.



JUNE 1998   JULY 1998   AUGUST 1998   SEPTEMBER 1998 OCTOBER 1998   NOVEMBER 1998   DECEMBER 1998
Swedish      German      QuicKeys for  QuickMail      QuicKeys for  QuicKeys for     QuicKeys for
version of   version of  Windows       Pro            Windows earns Windows 1.0      Windows named
QuickMail    QuickMail   preview       Directory      9 1/2 of 10   ships            finalist for
Pro for Mac  Pro for Mac edition       System ships   points in                      Software
OS 1.5.3     OS 1.5.3    available                    Chicago       German version   Publishers
ships        ships       to public     Mail           Sun-Times     of QuicKeys      Association's
                                       Directory      review        Mac OS 3.5.3     Excellence in
             Italian                   System                       ships            Software (Codie)
             versions of               for Mac OS     QuicKeys for                   Award
             QuickMail                 ships          Windows
             Pro for Mac                              beta edition                   QuicKeys for
             OS 1.5.3 and                             available                      Windows reviewed
             QuickMail                                to public                      in Newsweek.com,
             Pro for                                                                 the London
             Windows                                  Kensington                     Sunday Times
             1.5.3 ship                               bundles
                                                      Instant                        French version
                                                      for Mac OS                     of QuicKeys
                                                      with                           Mac OS 3.5.2
                                                      keyboards                      ships
                                                      and input
                                                      devices

                                                      French
                                                      version of
                                                      QuickMail
                                                      Pro for Mac
                                                      OS 1.5.3
                                                      ships


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of the operating results for any future period. Within this discussion and analysis all dollar amounts (except for per share amounts) have been rounded to the nearest thousand.

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the three-year period ended September 30, 1998.

                                              Years ended September 30,
-----------------------------------------------------------------------------
                                         1998            1997           1996
-----------------------------------------------------------------------------
Percentage of net revenues:
      Net revenues                        100%            100            100
      Cost of revenues                     22              17             17
-----------------------------------------------------------------------------
      Gross profit                         78              83             83
-----------------------------------------------------------------------------
      Sales and marketing                  39              49             39
      General and administrative           39              33             36
      Research and development             27              20             19
      Intangible assets write-off and
        restructuring expenses              -               -              8
-----------------------------------------------------------------------------
      Total operating expenses            105             102            102
-----------------------------------------------------------------------------
      Operating loss                      (27)            (19)           (19)
      Other income, net                   129               1              6
-----------------------------------------------------------------------------
      Earnings (loss) before
        income taxes                      102             (18)           (13)
      Income tax expense                  (17)              -              -
-----------------------------------------------------------------------------
      Net earnings (loss)                  85%            (18)           (13)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

NET REVENUES

Revenues from the Company's Messaging products fell 40%, but still accounted for approximately 77% of the total net revenues. Historically, these revenues were primarily derived from QuickMail LAN, the Company's Apple Mac OS, E-mail solution. Over the past few years, revenues from QuickMail LAN have significantly declined. For fiscal year 1998, QuickMail LAN accounted for only 19% of the Messaging product revenues compared to 51% in the prior year. The decline is due to reduced number of businesses using the MAC OS and the Company promoting its QuickMail Pro/Office. The QuickMail LAN product will be discontinued in fiscal 1999. Presently, the majority of messaging revenues is generated from the Company's QuickMail Pro and QuickMail Office products. These products are cross-platform, open standards messaging products available for both Microsoft Windows and Mac OS environments. In management's opinion, these revenues have been negatively impacted due to the development of strong competition within the E-mail market. This competition includes the prevalence of inexpensive and in some cases free, E-mail software. In management's opinion, such competition is expected to continue and may hinder substantial, long-term growth of this product group.

Approximately 23% of the Company's fiscal 1998 revenues are from Personal Applications products. Revenues from these products decreased by 29%, compared to the prior year. The vast majority of these revenues are from sales of QuicKeys, which is the Company's productivity enhancing utility program.
During fiscal 1998, this product was only available for the Apple Macintosh market. In management's opinion, the Macintosh's shrinking market share has negatively impacted these revenues and that a new version, QuicKeys for Windows, released in the first quarter of fiscal 1999, offers meaningful long-term growth potential.

Revenues from the Calendaring and Scheduling product accounted for 1% of net revenues during fiscal 1997. This product was discontinued in 1997.

Approximate net revenues by product group for the three years ended September 30, 1998, 1997, and 1996, are as follows:

                                              Years ended September 30,
-----------------------------------------------------------------------------
                                           1998          1997         1996
-----------------------------------------------------------------------------
Messaging                            $3,345,000     5,553,000    7,979,000
Personal applications                 1,012,000     1,428,000    2,153,000
Calendaring and scheduling                    -        75,000      306,000
-----------------------------------------------------------------------------
Total net revenues                   $4,357,000     7,056,000   10,438,000
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

COST OF REVENUES
The Company's cost of revenues is composed primarily of: 1) the costs of product materials such as manuals, diskettes, CD-ROMS, and packaging; 2) amortization of capitalized purchased software; 3) royalties paid to outside developers for the use of certain software included with some of the Company's products;
4) amortization of capitalized manufacturing expenses; and 5) amortization of capitalized translation costs. Amortization of capitalized purchased software includes both purchased product rights and technology rights.

Cost of revenues, as a percentage of net revenues, increased from 17% to 22% in fiscal 1998, compared to fiscal 1997. The increase, on a percentage basis, was primarily due to higher amortization expense of capitalized translation costs associated with the new international versions of QuickMail. Also contributing to the increase, on a percentage basis, was a somewhat higher amortization expense associated with both capitalized purchased software and capitalized manufacturing expense.

SALES AND MARKETING
Sales and marketing expenses for fiscal 1998 were reduced by $1,753,000 or 51% compared to fiscal 1997. This sizable decrease was primarily within marketing/advertising expense, $1,073,000; salaries and benefits, $597,000;
and facility overhead expenses, $90,000. The decline in marketing/advertising expenses was primarily due to less advertising, which is the direct result of the Company's focus on fewer products. The decrease in salaries, benefits and facility overhead expenses was primarily due to workforce reductions. The decrease of $648,000 during fiscal 1997 compared to fiscal 1996 was primarily in salaries and benefits, $325,000, and marketing/advertising expenses, $307,000. The decrease in salaries and benefits was due to both lower sales commissions and workforce reductions. The decrease in marketing/advertising expense was due primarily to fewer direct mail campaigns and less advertising.


GENERAL AND ADMINISTRATIVE
General and administrative expenses are composed principally of salaries of administrative and technical support personnel, fees for professional services, amortization of other intangible assets, and facilities expenses. These expenses decreased 27% or $621,000 during fiscal 1998 compared to fiscal 1997. The largest of these changes were decreases in salaries and benefits, $522,000; legal and accounting, $87,000; telephone, $44,000; and travel and entertainment, $30,000, and an increase in amortization, $59,000. The decreases are due primarily to workforce reductions and fewer legal expenses. The higher amortization expense was due to increasing the rate the intangible assets were being amortized. In fiscal 1997 compared to fiscal 1996, these expenses decreased by 39% or $1,478,000. The largest of these reductions were in salaries and benefits, $741,000; contract labor and other outside services, $252,000; facility overhead expenses, $86,000; rent, $80,000; amortization expense, $65,000; shipping, $60,000; travel and entertainment, $51,000; legal and accounting, $39,000; and office supplies $36,000. These decreases are due primarily to workforce reductions and cost saving measures.

RESEARCH AND DEVELOPMENT
Research and development expenses were $1,169,000, $1,429,000, and $2,000,000, in fiscal 1998, 1997, and 1996, respectively. These expenses were 27%, 20%, and 19% of net revenues in the three years, respectively. Salaries and benefits decreased by $268,000 in fiscal year 1998 compared to fiscal 1997 due to staff reductions resulting from a more focused development effort. The primary area that decreased in fiscal 1997 compared to fiscal 1996 were salaries and benefits, $446,000; contract labor, $49,000; travel and entertainment, $25,000; and office supplies, $16,000. The decreases were primarily associated with workforce reductions.

WRITE-OFF OF INTANGIBLE ASSETS AND RESTRUCTURING EXPENSES

In fiscal 1996 the Company reported a one-time charge of $801,000. Of this charge, $510,000 was related to the write-off of intangible assets. These intangible assets were acquired in fiscal 1994 from Powercore, Inc., and were determined to be impaired due to poor revenue performance and an assessment of their recoverability through an analysis of undiscounted estimated future cash flows. An additional expense of $184,000 was recorded, related to the write-off of prepaid developer royalties that were expensed due to current and estimated future decreasing revenues associated with the products. The remaining charge of $107,000 was related to restructuring expenses associated with workforce reductions and the consolidation of offices.

GAIN ON SALES OF INVESTMENTS / CHANGE IN MARKET VALUE OF SECURITIES
The Company has recorded a net gain of $5,853,000 on the sale of investments. This net gain consisted of a gain on the sale of Relevance Technologies, Inc. stock of $6,206,000 and a loss on the sale of Documentum, Inc. stock of $353,000. A loss of $283,000 was the recognized mark to market for trading securities. See note 2 of Notes to Consolidated Financial Statements.

GAIN ON SALE OF JOINT VENTURE
In fiscal 1996 the Company sold its ownership interest in a joint venture, 4-Sight, L.C., and recorded a gain on the sale of $505,000.

INCOME TAX EXPENSE
The Company's effective rate of income tax for fiscal 1998 was 17% and the income tax benefit for fiscal year 1997 and 1996 was 0% and 1%, respectively. The benefit in 1996 results from tax operating loss carrybacks against prior year earnings. As of the end of fiscal 1996, all operating loss carrybacks available to the Company have been utilized. The Company had recorded a valuation allowance for its operating loss carryforwards which were utilized in fiscal year 1998.

LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents increased to $4,106,000 at the end of fiscal 1998, from $1,454,000 at the end of fiscal 1997. The increase of $2,652,000 can be attributed to the cash received of $2,897,000 from the sale of Documentum common stock and the $691,000 received from Documentum upon the sale of Relevance stock. See note 2 of Notes to Consolidated Financial Statements. Other sources include the decrease in trade accounts receivable of $628,000, and the decrease in inventories of $348,000. The primary use of cash was from operations with an operating loss of $1,185,000 and the $400,000 prepayment on the outstanding principal of the long-term debt. Virtually all of the cash and cash equivalents balance is invested in one of two types of cash equivalents.
A total of $3,581,000 is invested in a money market fund and $488,000 is invested through a repurchase agreement arrangement offering overnight liquidity and competitive returns.

In fiscal 1997, the primary source of cash was $934,000 provided from the repayment of a note receivable from 4-Sight, L.C. Of the available cash, $482,000 was placed in short-term investments. These investments consisted of a U.S. Treasury bill and a federal agency guaranteed mortgage-backed security. Both of these investments matured in fiscal 1998 and the Company held them to maturity. The net loss for the year and the decrease in deferred revenues were the primary reasons for the $741,000 of cash being used in operating activities.

The Company believes it will be able to fund its working capital needs from operations, available cash, and available investments. The bank loan agreement providing a $2,000,000 credit line was intentionally not renewed and therefore expired on April 30, 1998. There was no outstanding balance on the credit line during 1998 and 1997.


RISK AND UNCERTAINTY
The preceding statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could render them materially different, including, but not limited to, the risk that new products and product upgrades may not be effected on a timely basis, the risk that such products and upgrades may not achieve market acceptance, the risk that competitors will develop similar products and reach the market first, and the risk that the Company would not be able to fund its working capital needs from cash flow.

The Company is cognizant of the issues associated with the two digit programming code in existing computer systems as the Year 2000 nears. The Year 2000 problem is complex and can be quite extensive, as many computer systems will be affected in some way by the rollover of the two-digit year value to a four-digit year value. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Year 2000 issue creates risk for the Company from unforeseen problems in its products, its own computer systems and from third parties with whom the Company deals. Failures of the Company's and/or third parties' computer systems could have a material impact on the Company's ability to conduct its business. The Company has programs which it continues to evaluate and modify to ensure products will operate properly in the Year 2000 and in the years immediately following 2000, for both future shipments of its products and for its products already in the current customer installed base. Many products will operate properly in the Year 2000 and in the years immediately following 2000, while others still may require further modification in order to operate properly in the Year 2000 and in the years immediately following 2000. While the Company believes that most of its currently developed and actively marketed products will operate properly in the Year 2000 and in the years immediately following 2000 for significantly all functionality, these software products could contain errors or defects related to the Year 2000. Versions of the Company's products, which are not the most currently released or which are not currently being developed, may not operate properly in the Year 2000 and in the years immediately following 2000. The Company sells some of its older product lines, which are not being actively developed and updated, as such these products may not necessarily operate properly in the Year 2000 and in the years immediately following 2000. The Company has provided information on its Web site for the purpose of assisting customers in planning for the transition to Year 2000. Such information is informational only and is provided without warranty of any kind. The Company recognizes that whether its products will be viewed to operate properly in the Year 2000 and in the years immediately following 2000 will depend upon many factors, many of which are completely out of the Company's control. This uncertainty may result in lawsuits against the Company. Management cannot estimate the impact of any such suits on the Company. The Company is not involved in any legal matters relating to Year 2000 issues. The Company is addressing the potential impact to the Company of Year 2000 operability by any of its key suppliers or customers. It is believed the corporate systems will operate properly in the Year 2000 and in the years immediately following 2000. The Year 2000 project cost is not expected to be material. The Company believes that its exposure on Year 2000 issues is not material to its business as a whole.


ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997, therefore, the Company will adopt these statements for its fiscal year ended September 30, 1999. The financial statements will require information to be revised at the time of their adoption.

In October 1997, the AICPA issued SOP 97-2, "Software Revenue Recognition" which provides guidance on when revenue should be recognized on software transactions, and SOP 98-4, "Deferral of the Effective Date of SOP 97-2, Software Revenue Recognition" which delays the adoption of SOP 97-2. The Company believes the adoption of SOP 97-2 and SOP 98-4 will not have a material impact on its accounting practices for revenue recognition or licensing.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CE SOFTWARE HOLDINGS, INC.:

We have audited the accompanying consolidated balance sheets of CE Software Holdings, Inc., and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CE Software Holdings, Inc., and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.


                                               /s/ KPMG Peat Marwick
                                               KPMG Peat Marwick LLP

Des Moines, Iowa
October 28, 1998

CONSOLIDATED BALANCE SHEETS
CE Software Holdings, Inc., and Subsidiaries September 30, 1998 and 1997

-----------------------------------------------------------------------------------------------
Assets ( note 3)                                                        1998              1997
-----------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                       $4,106,493         1,454,434
  Investments                                                      2,882,031           490,957
  Trade accounts receivable, less allowance for doubtful
    accounts of $23,000 in 1998 and $56,000 in 1997 (note 7)         479,953         1,108,062
  Recoverable income taxes                                                 -            24,153
  Inventories                                                        394,649           743,111
  Deferred income taxes (note 5)                                           -           117,200
  Other current assets                                               251,102           165,624
-----------------------------------------------------------------------------------------------
    Total current assets                                           8,114,228         4,103,541
-----------------------------------------------------------------------------------------------

Property, fixtures, and equipment:
  Land                                                               316,796           316,796
  Building                                                         1,312,016         1,312,016
  Fixtures and equipment                                           2,633,551         2,998,885
-----------------------------------------------------------------------------------------------
    Total property, fixtures, and equipment                        4,262,363         4,627,697
  Less accumulated depreciation                                    2,360,475         2,410,190
-----------------------------------------------------------------------------------------------
    Net property, fixtures, and equipment                          1,901,888         2,217,507
-----------------------------------------------------------------------------------------------

Deferred income taxes (note 5)                                       369,000            65,800
Purchased computer software technology, net of amortization                -           144,447
Other intangible assets, net of amortization                          33,888           182,265
Other assets                                                          43,256            58,959
-----------------------------------------------------------------------------------------------
    Total assets                                                 $10,462,260         6,772,519
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity                                 1998              1997
-----------------------------------------------------------------------------------------------
Current liabilities:
  Current portion of long-term debt (note 3)                     $    87,480            43,953
  Trade accounts payable                                             238,343           316,845
  Accrued payroll and benefits                                       171,033           317,852
  Income taxes payable                                               275,744                 -
  Other accrued payables                                             111,991           164,894
  Deferred revenue                                                    33,948           100,691
  Deferred income taxes                                              588,000                 -
-----------------------------------------------------------------------------------------------
    Total current liabilities                                      1,506,539           944,235
-----------------------------------------------------------------------------------------------

Long-term debt, net of current portion (note 3)                      342,685           834,253
-----------------------------------------------------------------------------------------------
    Total liabilities                                              1,849,224         1,778,488
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Stockholders' equity (note 4):
  Common stock, $.10 par value.  Authorized 2,000,000 shares;
    issued and outstanding 1,095,900 in 1998 and 1997                109,590           109,590
  Additional paid-in capital                                       5,893,710         5,893,710
  Unrealized loss on available-for-sale investment securities, net   (72,138)                -
  Retained earnings (accumulated deficit)                          2,681,874        (1,009,269)
-----------------------------------------------------------------------------------------------
    Total stockholders' equity                                     8,613,036         4,994,031
-----------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                   $10,462,260         6,772,519
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1998, 1997, and 1996

--------------------------------------------------------------------------------------------------------
                                                              1998              1997               1996
--------------------------------------------------------------------------------------------------------
Net revenues (note 7)                                   $4,356,926         7,056,072         10,437,520
Cost of revenues                                           977,671         1,212,496          1,722,261
--------------------------------------------------------------------------------------------------------
     Gross profit                                        3,379,255         5,843,576          8,715,259
--------------------------------------------------------------------------------------------------------

Sales and marketing                                      1,711,262         3,464,570          4,112,293
General and administrative                               1,683,550         2,304,048          3,782,374
Research and development                                 1,169,230         1,429,126          2,000,472
Write-off of intangible assets and
  restructuring expenses (note 1)                                -                 -            800,746
--------------------------------------------------------------------------------------------------------
     Operating expenses                                  4,564,042         7,197,744         10,695,885
--------------------------------------------------------------------------------------------------------
     Operating loss                                     (1,184,787)       (1,354,168)        (1,980,626)

Other income (expense):
  Gain on sale of investments, net                       5,852,746                 -                  -
  Change in market value of trading securities            (282,786)                -                  -
  Gain on sale of joint venture                                  -                 -            504,926
  Loss from joint ventures                                       -                 -            (21,349)
  Interest income                                          109,336           128,071            175,968
  Interest expense                                         (72,366)          (83,472)           (87,486)
Earnings (loss) before income taxes                      4,422,143        (1,309,569)        (1,408,567)

Income tax expense (benefit) (note 5)                      731,000                 -            (10,000)
--------------------------------------------------------------------------------------------------------
     Net earnings (loss)                                $3,691,143        (1,309,569)        (1,398,567)
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share (note 1)                     $3.37             (1.19)             (1.22)
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

Shares used in per share calculation - basic             1,095,900        1,104,736           1,148,216
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

Diluted earnings (loss) per share (note 1)                   $3.32            (1.19)              (1.22)
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

Shares used in per share calculation - diluted           1,113,201        1,104,736           1,148,216
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1998, 1997, and 1996

                                                Unrealized      Retained
                                   Additional     loss          on avail-      Earnings
                                     Common      Paid-in      able for sale  (Accumulated
                                     Stock       Capital     securities, net   Deficit)         Total

Balances at September 30, 1995         $114,790     6,031,801              -     1,698,867    7,845,458

Common stock issued upon
  exercise of stock options                  53         6,957              -             -        7,010
Common stock repurchased
  from officer (note 4)                  (2,500)            -              -             -       (2,500)
Net loss                                      -             -              -   ( 1,398,567)  (1,398,567)
--------------------------------------------------------------------------------------------------------
Balances at September 30, 1996         $112,343     6,038,758              -       300,300    6,451,401


Common stock issued
  to employees                              198        14,033              -             -       14,231
Common stock
  recovered in lawsuit                   (5,000)     (159,063)             -             -     (164,063)
Cash paid for common stock
  in lieu of issuing fractional shares       (1)          (18)             -             -          (19)
Common stock issued
  to officer (note 4)                     2,050             -              -             -        2,050
Net loss                                      -             -              -    (1,309,569)  (1,309,569)
--------------------------------------------------------------------------------------------------------
Balances at September 30, 1997         $109,590     5,893,710              -    (1,009,269)   4,994,031


Unrealized holding loss, net of               -             -        (72,138)            -      (72,138)
  deferred income taxes of $52,000
Net earnings                                  -             -              -     3,691,143    3,691,143
--------------------------------------------------------------------------------------------------------
Balances at September 30, 1998         $109,590     5,893,710        (72,138)    2,681,874    8,613,036
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1998, 1997, and 1996

-----------------------------------------------------------------------------------------------------------
                                                                 1998              1997               1996
-----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings (loss)                                      $3,691,143        (1,309,569)        (1,398,567)
  Adjustments to reconcile net earnings (loss) to net
    cash provided by (used in) operating activities:
      Depreciation and amortization:
        Property, fixtures, and equipment                     416,701           501,673            542,615
        Purchased software                                    144,447           239,651            351,989
        Other                                                 148,377            89,120            154,481
        Write-off of Powercore, Inc., intangible assets             -                 -            509,551
      Change in market value (trading securities)             282,786                 -                  -
      Proceeds from sale of trading securities              2,897,294                 -                  -
      Loss on sale of trading securities                      353,616                 -                  -
      Write-off of prepaid developer royalties                      -                 -            184,442
      Undistributed loss in joint ventures                          -                 -             21,349
      Gain on sale of joint venture                        (6,206,362)                -           (504,926)
      Increase (decrease) deferred income taxes               454,000                 -            (10,000)
      Decrease in trade accounts receivable                   628,109           346,825            914,246
      Decrease in recoverable income taxes                     24,153           184,032            344,199
      Decrease (increase) in inventories                      348,462          (271,514)            21,973
      (Increase) decrease in other assets                     (69,776)          166,034            188,690
      (Decrease) increase in trade accounts payable           (78,502)         (209,185)            14,035
      Increase (decrease) in accrued income taxes             275,744                 -                  -
      Decrease in accrued expenses                           (199,722)          (87,979)          (260,222)
      Decrease in deferred revenue                            (66,743)         (426,101)          (372,502)
      Other                                                    (1,020)           35,798            (85,156)
-----------------------------------------------------------------------------------------------------------
        Net cash provided by (used in)
        operating activities                                3,042,707          (741,215)           616,197
-----------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Purchase of held-to-maturity investments                 (1,028,750)         (482,383)                 -
  Proceeds upon maturity of
    held-to-maturity investments                              495,375                 -                  -
  Proceeds from sale of equipment                               5,350            13,078             21,222
  Purchase of property, fixtures, and equipment              (105,411)          (76,811)          (466,732)
  Purchase of other intangible assets                               -                 -           (400,000)
  Purchase of other assets                                          -           (30,000)           (30,000)
  Proceeds from sale of joint venture                         690,829                 -            250,000
  Distributions from joint ventures, net                            -                 -             97,415
  Proceeds from note receivable                                     -           934,000            467,000
-----------------------------------------------------------------------------------------------------------
        Net cash (used in) provided by
        investing activities                                   57,393           357,884            (61,095)
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                 1998              1997               1996
-----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from stock options exercised                             -                 -              7,010
  Proceeds from issuance of common stock                            -            16,281                  -
  Payment for repurchase of common stock                            -                 -             (2,500)
  Payments on long-term debt                                 (448,041)          (41,219)           (31,648)
-----------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                (448,041)          (24,938)           (27,138)
-----------------------------------------------------------------------------------------------------------

        Net increase (decrease) in cash
        and cash equivalents                                2,652,059          (408,269)           527,964
Cash and cash equivalents at beginning of year              1,454,434         1,862,703          1,334,739
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                   $4,106,493         1,454,434          1,862,703
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                  $75,794            82,615             81,868
    Income taxes                                                    -             1,554              4,976
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

Supplemental schedule of non-cash investing and
financing activities:
  Documentum, Inc. common stock
    received from the sale of joint venture                $5,515,533                 -                  -
  Recovery of common stock in settlement of lawsuit                 -           164,063                  -
  Conversion of an advance to a joint venture to
    a note receivable                                               -                 -          1,401,000
  Repurchase of common stock from officer in
    exchange for cancellation of note receivable (note 4)           -                 -            419,375
  Issuance of common stock to officer in exchange
    for note receivable (note 4)                                    -            49,969                  -
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CE Software Holdings, Inc., and Subsidiaries
September 30, 1998, 1997, and 1996


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of CE Software Holdings, Inc., and its wholly owned subsidiaries, CE Software, Inc., and CE Distributing, Inc. (the Company). CE Software Holdings, Inc., exists primarily as the stock holding company. CE Distributing, Inc., has been inactive since its note receivable was repaid in March 1997. All remaining operations are accounted for by CE Software, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.


OPERATIONS
The Company manufactures and sells computer system enhancing and network productivity software for Apple Macintosh and IBM PC and compatible personal computers.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers money market funds and repurchase agreements with a maturity of three months or less at date of purchase to be the equivalent of cash. At September 30, 1998 and 1997, cash equivalents totaled $4,069,083 and $1,454,215, respectively.

INVESTMENTS
Investments consist of trading securities, available-for-sale securities, and held-to-maturity securities.

Trading securities are unrestricted common stock of Documentum, Inc. (see note 2). The investment is recorded at market value, with the unrealized loss recognized in other income (expense).

Available-for-sale securities are restricted stock of Documentum, Inc. (see note 2). The investment is recorded at market value, with the unrealized loss recorded as a component of stockholders' equity.

Held-to-maturity securities consist of certificates of deposit totaling $540,237 and a treasury security in the amount of $487,095. These investments are recorded at cost as cost approximates market value.

INVENTORIES
Inventories are composed primarily of software translation costs, product materials, and capitalized production costs. Product materials, such as instruction manuals, CD-ROMS, diskettes, and packaging boxes, are stated at the lower of cost or market with cost determined using the first-in, first-out method. Translation costs are amortized over the estimated period between upgrades of the associated international versions of the products. No amortization period has exceeded 18 months during the three-year period ended September 30, 1998.

PROPERTY, FIXTURES, AND EQUIPMENT
Property, fixtures, and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows: 31 1/2 years for building and five to seven years for fixtures and equipment.

PURCHASED COMPUTER SOFTWARE TECHNOLOGY
Purchased computer software technology is amortized over a period of three to five years based on the expected life of the related products. Amortization of the cost is included in cost of revenues and was $144,447, $239,651, and $351,989, for the years ended September 30, 1998, 1997, and 1996, respectively. Accumulated amortization at September 30, 1998 and 1997, was $400,000 and $255,553, respectively. The cost of internally developed software is expensed as research and development, as incurred.

OTHER INTANGIBLE ASSETS
Amortization expense, excluding the write-offs discussed below, was $148,377, $89,120, and $154,481, for the years ended September 30, 1998, 1997, and 1996, respectively. Accumulated amortization at September 30, 1998 and 1997, was $589,936 and $441,558, respectively. The Company assesses the recoverability of intangible assets through analysis of undiscounted cash flows. Based on this analysis, an additional expense of $140,054 was taken against the customer list in fiscal 1997 and an additional expense of $362,059 and $147,492 was taken against goodwill and a trade name, respectively, in fiscal 1996. In fiscal 1997 this additional amortization expense was netted against the gain realized on settlement of the Powercore lawsuit. The combined effect had no impact on the results of operations. In fiscal 1996 this additional amortization expense was included in the statement of operations within the $800,746 write-off of intangible assets and restructuring expenses. All three of these assets are related to the acquisition of Powercore, Inc., and all are fully amortized as of September 30, 1998.

CLASS B COMMON AND PREFERRED STOCK
The Company has authorized 3,000,000 shares of $.01 par value Class B common stock and 2,000,000 shares of $.01 par value preferred stock. No shares of either class of stock have been issued as of September 30, 1998.

STOCK OPTION PLANS
On October 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-based Compensation," as required for disclosure purposes only. The Company continues to apply the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In accordance with APB 25, compensation expense was recorded only on the date of grant if the current market price of the underlying stock exceeded the exercise price. Pro forma disclosures required by SFAS 123 have been provided (see note 4).

REVENUE RECOGNITION
Revenue from software licenses is recognized upon shipment of the product, net of an allowance for estimated product returns. The Company provides an allowance for product returns based upon historical experience and anticipated returns from its major distributors. The allowance for estimated product returns at September 30, 1998 and 1997, was $50,800 and $35,800, respectively, and is netted against trade accounts receivable in the consolidated balance sheets.

Revenues associated with obligations to provide customers with future product enhancements are deferred and recognized either pro rata over the term of the respective agreements or, in the case of revenues associated with specific upgrades, upon shipment of the upgraded products.

Post-contract customer support (PCS) is provided with other software licenses, and is also available separate from the license fee. Revenue equal to the estimated costs of providing the PCS is deferred and recognized over the estimated performance period. Other accrued payables at September 30, 1998 and 1997, include $71,262 and $100,003, respectively, of such deferrals.

ADVERTISING AND MARKETING
Advertising costs are expensed in the period the advertising takes place. For the years ended September 30, 1998, 1997, and 1996, advertising and marketing costs were $721,765, $1,801,120, and $2,127,770, respectively.

INVESTMENT IN JOINT VENTURES
CE Distributing, Inc., had a 50% interest in a joint venture, 4-Sight L.C.
The investment was accounted for under the equity method of accounting.
Earnings of $53,651 for the year ended September 30, 1996, are classified under other income (expense) in the consolidated statements of operations. Effective July 1, 1996, CE Distributing, Inc., sold its interest in 4-Sight, L.C., for cash of $250,000. As of the closing date, August 31, 1996, the joint venture had a payable to CE Distributing, Inc., in the amount of $1,401,000 that accrued interest at the prime rate. This payable was assumed by the buyer, and converted to an installment note that accrued interest at 11%. This note was paid in full on March 31, 1997. Interest earned on the advances and the note in fiscal 1997 and 1996, was $39,749 and $115,495, respectively.

The Company continued to provide certain accounting, shipping, and administrative services to the joint venture under a separate service agreement which expired September 30, 1997.

In fiscal 1996, CE Software, Inc. ("CE"), acquired a 49% ownership interest in a start-up joint venture, Net Target, Inc., which changed its name to Relevance Technologies, Inc. (Relevance). The acquisition cost $75,000 in cash plus certain technology rights. The joint venture subsequently obtained additional capital, decreasing CE's ownership. The investment was accounted for under the equity method of accounting. The Company's basis in the investment as of September 30, 1997, was zero and an equity loss of the full investment amount of $75,000 is classified under other income (expense) in the consolidated statements of operations for the year ended
September 30, 1996 (See note 2).

INCOME TAXES
The Company files a consolidated federal income tax return. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments," requires the Company to disclose the estimated fair values for it financial instruments. Fair value estimates, methods, and assumptions are set forth below:

Cash and cash equivalents, trade accounts receivable, trade accounts payable, and accrued expenses - The carrying amount approximates the estimated fair value due to the short-term nature of those instruments.

Investments - Trading securities and available-for-sale securities are recorded at market value using published stock prices. Other short term investments are recorded at cost which approximates market value.

Long-term debt - The carrying amount approximates the estimated fair value since the debt bears interest at a variable interest rate.

Limitations - Fair value estimates are made as of a specific point in time, based upon the relevant market information about the financial instruments. Because no market exists for a majority of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgments and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

EARNINGS (LOSS) PER COMMON SHARE
In fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which requires the presentation of basic and diluted earnings (loss) per share.
Basic earnings (loss) per common share is computed by dividing net earnings
(loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per common share reflects the potential dilution that would occur from the exercise of common stock options outstanding. The weighted average shares outstanding used for computing basic and diluted earnings (loss) per common share for each of the years ended September 30, 1998, 1997, and 1996, are as follows:

                                                      1998          1997          1996
----------------------------------------------------------------------------------------
Basic:
    Weighted average shares
        outstanding during year                  1,095,900     1,104,736     1,148,216
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

Diluted:
    Weighted average shares
        outstanding during year                  1,095,900     1,104,736     1,148,216
    Additional shares due to stock options          17,301             -             -
----------------------------------------------------------------------------------------
Shares used to compute diluted per share data    1,113,201     1,104,736     1,148,216
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

Antidilutive options excluded from the above calculations totaled 82,960, 159,822, and 79,752 at September 30, 1998, 1997, and 1996, respectively.
All previously reported earnings (loss) per common share have been restated to conform to the new presentation.

(2) SALE OF STOCK HELD AS AN INVESTMENT

In July 1998, the investment in Relevance was sold as part of a merger between Relevance and Documentum, Inc. ("Documentum"). The Company received $690,829 in cash and 114,182 shares of Documentum, common stock, Nasdaq National Market symbol, DCTM. Of the stock received, the agreement requires that 14,302 shares be held in escrow for a period of one year. The Company has classified these restricted shares as available-for-sale securities, and the unrestricted shares as trading securities. The stock was valued at approximately $48.30 per share upon receipt resulting in the Company recognizing a $6,206,362 gain as follows:

--------------------------------------------------------------------------------
Cash received from Documentum                 $690,829
Documentum common stock held in escrow         690,855 (14,302 shares at $48.30)
Documentum common stock unrestricted         4,824,678 (99,880 shares at $48.30)
--------------------------------------------------------------------------------
  Total consideration from Relevance sale   $6,206,362
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

During fiscal 1998, the Company sold 67,300 shares of Documentum stock on the open market, resulting in losses of $353,616. These losses are netted with the original $6,206,362 gain for presentation in the statement of operations for the year ended September 30, 1998 as a gain on sale of investments of $5,852,746.

At September 30, 1998, the closing market price of Documentum's common stock was $39.625 per share compared to the $48.30 value placed on the shares at the purchase date. A decrease in market value of trading securities and an unrealized loss on available-for-sale investment securities were recorded at September 30, 1998 as follows:

--------------------------------------------------------------------------------
                                         Unrestricted           Restricted
--------------------------------------------------------------------------------
Shares held                                 32,580                 14,302
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Cost basis of shares                    $1,573,769                690,855
Market price of shares                   1,290,983                566,717
--------------------------------------------------------------------------------
Mark to market loss                     $  282,786                124,138
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(3)  LONG-TERM DEBT AND LINE OF CREDIT
In 1994, CE Software, Inc., received $1,000,000 under a bank loan agreement. The agreement contains certain financial compliance covenants and restricts certain transactions, such as issuing dividends without prior written consent of the bank. The interest rate on the loan is adjustable as defined in the agreement, and at September 30, 1998 the rate was 9.18%. The loan is secured by a mortgage on the real estate, a security interest in all business assets owned, and is guaranteed by CE Software Holdings, Inc. The Company reduced the outstanding principal with a prepayment of $400,000 in July 1998. Maturities during the next five fiscal years are as follows: 1999, $87,480; 2000, $95,898; 2001, $105,296; 2002, $115,525, and 2003, $25,966.

The bank loan agreement also provided a $2,000,000 credit line which expired April 30, 1998 and was not renewed by the Company. There was no outstanding balance on the line during 1998 and 1997.

(4)  COMMON STOCK
REVERSE STOCK SPLIT
On June 30, 1997, the Company executed a one for five, reverse stock split, the effect of which was the conversion of 5,377,028 shares of par $.02 common stock into 1,075,400 shares of par $.10 common stock. Shareholders owning fractional shares, as a result of the reverse split, were paid cash in lieu of issuing any fractional shares. All common share, stock option, and per share amounts have been retroactively restated to give effect to the reverse stock split.

STOCK OPTION PLANS
The Company has three stock option plans: the 1990 Plan, the 1992 Plan and the Non-employee Directors Stock Option Plan. The 1990 Plan granted options to certain employees to purchase shares of common stock. Total shares of common stock that may be subject to options under the 1990 Plan are 80,000 shares.
The 1992 Plan is available to all employees and options are granted at the discretion of the stock option committee of the board of directors. Total shares of common stock that may be subject to options under the 1992 Plan are 100,000 shares. The Non-employee Directors Stock Option Plan is available to directors who are not also employees of the Company. Total shares of common stock that may be subject to options under the Non-employee Directors Stock Option Plan are 20,000 shares. Under all plans, the purchase price per share under any option granted cannot be less than the market value at the date of the grant. Options granted under the plans shall expire 10 years from the date such option is granted. One-third of the options is exercisable one year after the grant date with the remaining two-thirds exercisable pro rata during the succeeding 24 months.

The Company applies APB 25 in accounting for its stock option plans and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings (loss) and net earnings (loss) per share would have been as indicated below:

------------------------------------------------------------------------------------------
                                                        1998           1997           1996
------------------------------------------------------------------------------------------
Net earnings (loss) - as reported                 $3,691,143    $(1,309,569)   $(1,398,567)
Net earnings (loss) - pro forma                   $3,665,805    $(1,342,227)   $(1,399,258)

Basic earnings (loss) per share - as reported          $3.37         $(1.19)        $(1.22)
Basic earnings (loss) per share - pro forma            $3.35         $(1.21)        $(1.22)
Diluted earnings (loss) per share - as reported        $3.32         $(1.19)        $(1.22)
Diluted earnings (loss) per share - pro forma          $3.29         $(1.21)        $(1.22)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions used for grants during fiscal 1998, 1997 and 1996: risk-free interest rates of 5.1%, 6.2% and 6.0%, respectively; dividend yield of 0.0% in each year; expected volatility of 82% in fiscal 1998 and 63% in fiscal years 1997 and 1996; and expected lives of four years in each year. The fair values of the option grants in 1998, 1997 and 1996 were $3.58, $1.29 and $0.87 per share, respectively. The effects of applying SFAS 123 may not be representative of the effects on reported net earnings (loss) for future years.

At September 30, 1998, total options outstanding were 139,340, of which 57,324 were exercisable, at exercise prices ranging from $2.38 to $46.25 and a weighted-average remaining contractual life of 8.5 years. The number of options and the weighted-average exercise price of options outstanding, granted, exercised, and cancelled during the three years ended September 30, 1998, are as follows:


------------------------------------------------------------------------------------------
Number of options:                                      1998           1997           1996
------------------------------------------------------------------------------------------
Outstanding at beginning of year                     159,822         79,752        147,720
Granted                                               30,380        181,367         36,376
------------------------------------------------------------------------------------------
     Subtotal                                        190,202        261,119        184,096
Exercised                                                  -              -            522
Cancelled                                             50,862        101,297        103,822
------------------------------------------------------------------------------------------
Outstanding at end of year                           139,340        159,822         79,752
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
Weighted-average exercise price of options:             1998           1997           1996
------------------------------------------------------------------------------------------
Outstanding at beginning of year                       $5.37          16.33          21.86
Granted                                                 2.32           4.89          13.57
Exercised                                                  -              -          13.42
Cancelled                                               4.99          13.15          23.25
Outstanding at end of year                              4.85           5.37          16.33
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

The options outstanding as of September 30, 1998, have the following attributes:

------------------------------------------------------------------------------------------
Option statistics                   Under       $5.00       $10.00      $20.00
by price ranges:                    $5.00      to $9.99   to $19.99     & over
------------------------------------------------------------------------------------------
Options outstanding                 54,520      76,340       7,880        600
Weighted-average price               $2.20       $5.10      $16.36     $42.20
Weighted-average remaining life    9.2 yrs     8.4 yrs     4.6 yrs    3.2 yrs
Number exercisable                  10,249      38,734       7,741        600
Weighted-average
  price of exercisable options       $2.54       $5.13      $16.38     $42.20


NOTE RECEIVABLE FROM OFFICER
Under an employment agreement and related stock purchase agreement entered into in fiscal 1997, the Company has a $49,969 note receivable from the president of CE Software, Inc., for 20,500 shares of common stock. Cash was paid for the par value of the shares purchased. The note receivable equals the increase in additional paid-in capital and, for presentation purposes, the note receivable and the increase in additional paid-in capital are combined and net to zero. Additional paid-in capital will increase as the note is paid down. The note is interest-bearing with interest payments due quarterly. The principal amount is due and payable on demand, but no later than the earlier of 10 years or one year following the termination of employment. Under the employment agreement, 60% of any cash dividends or other cash distributions paid on the common stock will be applied to the note receivable balance. The shares of common stock are being held by the Company as collateral security for the payment in full of the note.

Under an employment agreement and separation agreement, dated September 30, 1996, with the former president, the 25,000 shares were repurchased and cancelled through the payment of $2,500 for the par value and cancellation of a note receivable.

(5)  INCOME TAXES
Income tax expense (benefit) for the years ended September 30, 1998, 1997, and 1996, consisted of the following:

------------------------------------------------------------------------------------------
                                                        1998           1997           1996
------------------------------------------------------------------------------------------
Current                                           $  277,000              -              -
Deferred                                             454,000              -        (10,000)
------------------------------------------------------------------------------------------
      Income tax expense (benefit)                $  731,000              -        (10,000)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

Current income tax benefit for 1998, 1997, and 1996, includes $102,000, $0, and $800, of state income tax expense, respectively.

The income tax expense for 1998, 1997, and 1996, differs from the "expected" tax expense computed by applying the United States federal income tax rate of 34% to the loss before income taxes, as follows:

------------------------------------------------------------------------------------------
                                                        1998           1997           1996
------------------------------------------------------------------------------------------
Computed "expected" tax expense (benefit)         $1,503,529       (445,253)      (478,912)
Increase (decrease) in "expected"
    tax expense resulting from:
        State income tax, net of federal income
           tax effect                                175,781              -              -
        Operating loss carryforward (recognized)
           not recognized                           (900,651)       441,229        459,422
        Other, net                                   (47,659)         4,024          9,490
------------------------------------------------------------------------------------------
      Income tax expense (benefit)                 $ 731,000              -        (10,000)
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at September 30, 1998 and 1997, are as follows:

------------------------------------------------------------------------------------------
                                                                 1998              1997
------------------------------------------------------------------------------------------
Deferred tax assets:
    Allowance for product returns                             $17,900            12,200
    Allowance for doubtful accounts                            11,900            19,000
    Accrued expenses                                           50,100            80,500
    Equity investments                                              -            25,500
    Intangible assets                                         440,500           490,700
    Net operating loss carryforwards                                -           557,200
    Other                                                       4,800             5,500
------------------------------------------------------------------------------------------
    Gross deferred tax assets                                 525,200         1,190,600
    Valuation allowance                                             -          (905,400)
------------------------------------------------------------------------------------------
        Total deferred tax assets                             525,200           285,200
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Equity investments                                       (673,000)                -
    Accelerated depreciation for tax purposes                 (71,200)         (102,200)
 ------------------------------------------------------------------------------------------
        Net deferred tax assets (liabilities)               $(219,000)          183,000
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------


The net deferred tax liabilities at September 30, 1998, were composed of net current deferred tax liabilities of $588,000 and net non-current deferred tax assets of $369,000. The change in the total valuation allowance for the years ended September 30, 1998, 1997, and 1996, was a decrease of $905,400, and an increase of $518,400 and $387,000, respectively.

The Company has the ability to sell investments to generate future taxable income. Accordingly, management believes it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets recorded at September 30, 1998.

(6)  401(k) PROFIT-SHARING PLAN
The Company has a 401(k) profit-sharing plan covering substantially all of its employees. The profit-sharing component of the plan is funded by employer contributions at the discretion of the board of directors. There was no profit-sharing contribution for the years ended September 30, 1998, 1997, or 1996.

The plan includes a 401(k) component that allows qualified employees to contribute between 1% and 12% of their compensation. The Company, at the discretion of the board of directors, can make matching contributions to the accounts of qualified employees who have met the one year of service requirement. Net employer contributions for the years ended September 30, 1998, 1997, and 1996, were $39,441, $56,979, and $79,188, respectively.

(7)  MAJOR CUSTOMERS AND EXPORT SALES
The Company's revenues (which are primarily from software sales for personal computers) are primarily related to its messaging product group, which represented 77%, 79%, and 76%, of total revenues for the years ended September 30, 1998, 1997, and 1996, respectively.

The Company's major customers are distributors. Of its domestic revenues, sales to one distributor customer in 1998, 1997, and 1996, were approximately $828,000, $958,000, and $2,024,000, respectively. Accounts receivable from this distributor customer at September 30, 1998 and 1997, were approximately $301,000 and $378,000, respectively.

Virtually all export sales are to distributors. Export sales were approximately $1,287,000, $2,095,000, and $2,606,000, for the years ended September 30, 1998,
1997, and 1996, respectively. Sales to the Company's top three export distributor customers represented approximately $259,000, $191,000, and $182,000, or 6%, 4%, and 4%, of net revenues in fiscal 1998. Sales to the top three export distributors customers represented approximately $1,148,000 or 16% of net revenues in fiscal 1997. Percentage components of export sales by geographic area for 1998, 1997, and 1996, respectively, were Europe (86, 63, and 64 percent); Japan (4, 28, and 27, percent); Australia (7, 8, and 8 percent); and all others (3, 1, and 1 percent).

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of November 30, 1998, there were 180 stockholders of record. The Company believes that it has approximately 1,800 beneficial stockholders. The Company has never paid cash dividends on its stock and anticipates it will continue to retain earnings for use in the growth and operation of its business. Under the Company's loan agreement, the bank requires prior approval before any dividends can be paid.

The Company's common stock trades on the The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol: CESH. The following table sets forth the range of high and low sales prices per share of common stock (as adjusted for the June 30, 1997, reverse stock split described in note 4 to the consolidated financial statements) for the last two fiscal years as provided by Nasdaq.


Quarter ended:                                     Common stock
--------------------------------------------------------------------------------
                                              Low                   High
--------------------------------------------------------------------------------
September 30, 1998                        $ 2.250                 $5.250
June 30, 1998                               2.000                  4.000
March 31, 1998                              1.625                  3.250
December 31, 1997                           1.625                  3.969
September 30, 1997                          1.719                  3.625
June 30, 1997                               2.188                  5.625
March 31, 1997                              2.813                  6.875
December 31, 1996                           4.219                  8.438

OFFICERS AND DIRECTORS

CE SOFTWARE HOLDINGS, INC.               CE SOFTWARE, INC., AND
                                         CE DISTRIBUTING, INC.

Richard A. Skeie                         Christian F. Gurney
President                                President,
and Director                             Chief Executive Officer,
                                         and Director

John S. Kirk                             John L. Mason
Secretary, Treasurer,                    Chief Financial Officer
and Director


Christian F. Gurney                      Richard A. Skeie
Vice President                           Director
and Director


John L. Mason                            John S. Kirk
Chief Financial Officer                  Secretary, Treasurer,
                                         and Director

Sheldon T. Fleck                         Sheldon T. Fleck
Director;                                Director
Private Investor
Minneapolis, MN


David J. Lundquist                       David J. Lundquist
Director;                                Director
Managing Partner,
Lundquist, Schiltz and Associates
Des Moines, IA

STOCKHOLDER INFORMATION

COMPANY PROFILE

CE Software Holdings, Inc., and subsidiaries, headquartered in West Des Moines, Iowa, design, develop, publish, market, and support a product line of commercial software for personal computers to enhance office communications, connectivity, and productivity of business and home users.

CORPORATE INFORMATION AND                    TRANSFER AGENT AND REGISTRAR
INVESTOR INFORMATION                         Norwest Bank Minnesota, N.A.
                                             Stock Transfer
Please visit the Company's Web site at:      161 North Concord Exchange
                                             P.O. Box 738
http://www.cesoft.com                        South St. Paul, MN 55075
                                             (612) 450-4064
or direct inquiries to:
                                             INDEPENDENT AUDITORS
Investor Relations                           KPMG Peat Marwick LLP
CE Software Holdings, Inc.                   2500 Ruan Center
P.O. Box  65580                              Des Moines, IA 50309
West Des Moines, IA 50265
(515)  221-1801                              LEGAL COUNSEL
                                             Davis, Brown, Koehn,
STOCK TRADING                                Shors, & Roberts, P.C.
                                             2500 Financial Center
CE Software Holdings, Inc.'s common stock    Des Moines, IA 50309
is traded on the Nasdaq Small Capital
Market tier of The Nasdaq Stock Market       ANNUAL MEETING
under the symbol: CESH.                      The Annual Meeting of Stockholders
                                             will be held at 1:30  p.m. on
                                             Thursday, February 25, 1999,
SEC FORM 10-KSB                              at the Glen Oaks Country Club,
A copy of the Company's Annual Report on     West Des Moines, Iowa.
Form 10-KSB for the fiscal year ended
September 30, 1998, is available free of     CE Software, Inc., headquarters,
charge on the Securities and Exchange        West Des Moines, IA

Commission's Web site at:

http://www.sec.gov/cgi-bin/srch-edgar

or by writing to:

Investor Relations
CE Software Holdings, Inc.
P.O. Box 65580
West Des Moines, IA 50265



CE Software Holdings, Inc. is committed to equal employment opportunity and affirmative action.

Copyright 1999 CE Software Holdings, Inc.  All rights reserved.

QuickMail, and TimeVision NS are trademarks and QuicKeys, WebArranger, and Network Scheduler are registered trademarks of CE Software, Inc. All other brand or product names are trademarks or registered trademarks of their respective holders.

---------------     CE SOFTWARE HOLDINGS, INC.
|             |     1801 Industrial Circle
| CE SOFTWARE |     P.O. Box 65580
|             |     West Des Moines, IA  50265
|             |     (515) 221-1801
|    LOGO     |     http://www.cesoft.com
|             |
---------------